EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	9/30/05
FIXED CHARGES
Interest on First Mortgage Bonds	$22,901	$19,898	$9,421	$6,506	$182	$-
Interest on Other Long-term Debt	58,605	61,960	68,895	96,599	114,210	108,657
Interest on Short-term Debt	8,614	14,628	6,942	2,797	1,092	1,439
Miscellaneous Interest Charges	34,417	4,806	5,115	4,469	8,012	8,867
Estimated Interest Element in Lease Rentals	51,600	48,200	31,200	15,800	7,100	7,100

Total Fixed Charges	$176,137	$149,492	$121,573	$126,171	$130,596	$126,063

EARNINGS
Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	$102,613	$165,793	$220,023	$251,031	$210,116	$267,856
Plus Federal Income Taxes	208,737	83,990	103,875	131,141	95,641	119,010
Plus State Income Taxes (Credits)	(3,058)	15,003	27,716	7,258	469	(805)
Plus Fixed Charges (as above)	176,137	149,492	121,573	126,171	130,596	126,063

Total Earnings	$484,429	$414,278	$473,187	$515,601	$436,822	$512,124

Ratio of Earnings to Fixed Charges	2.75	2.77	3.89	4.08	3.34	4.06